

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

> **Re: Marblegate Capital Corp**
> **Draft Registration Statement on Form S-4**
> **Submitted February 14, 2023**
> **CIK No. 0001965052**

Dear Andrew Milgram:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

General

1. Please provide information and an analysis under Section 3 of the Investment Company Act of 1940 (the "Company Act") with respect to whether the Company is an investment company within the meaning of the Act. As part of your response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are "investment securities" for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company's total assets that are "investment securities." Please note that we may refer your response to the Division of Investment Management for further review.

2.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Selected Definitions, page 2

3.   Consistent with your disclosure on page 111, please clarify here and where appropriate throughout that the Special Committee is comprised of a sole member.

Did the MAC Board or the Special Committee obtain a third-party valuation or fairness opinion in determining whether or not to proceed, page 11

4.   We note your disclosure here and on page 116 that the consideration to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to MAC. Please include cautionary language noting that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Do I have redemption rights?, page 12

5.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

What shall be the relative equity stakes of the Public Stockholders and the DePalma security holders in New MAC, page 15

6.   We note that your tables on page 16 and 17 disclose the ownership interests in a no redemption scenario and in a max redemption scenario. Please revise to also include an interim redemption scenario.

Who will be the officers and directors of New MAC if the Business Combination is consummated?, page 17

7.   Consistent with your disclosure on page 30, please disclose here or in a separate Q&A that New MAC will enter into an agreement at the Closing with the Manager pursuant to which the Manager will provide certain management services to New MAC in exchange for a management fee.

What vote is required to approve the proposals presented at the Special Meeting?, page 18

8.   Please revise to discuss here and on page 105 what percentage of public shareholders need to vote in favor of the Business Combination Proposal in order to approve the proposal.

In that regard we note that your Sponsor, directors and officers have agreed to vote any Common Stock owned by them in favor of the proposal.

The Parties to the Business Combination, page 24

9. Please clarify what it means that you own medallions indirectly and discuss the circumstances in which you have the right to acquire a medallion. Please also briefly outline here or elsewhere the TLC ownership transfer approval process, how long the process typically takes, any risks involved for approval not being provided, and how you determined you have the legal right to ownership prior to such approval. Further, disclose what number of the 1,070 NYC medallions are directly owned and what number are not directly owned.

10. Consistent with your disclosure on page 52, please disclose here that in many instances with loans in your portfolio, you do not expect to recover on the full amount of such a loan because you acquired the loans at a meaningful discount to its unpaid principal balance through your historical portfolio acquisitions.

Consideration, page 25

11. Please provide an illustrative example of the aggregate merger consideration, including each material component, and an example of how the per share consideration will be calculated so that investors can better understand the formula as outlined.

Organizational Structure, page 28

12. Please revise the ownership diagrams to to clearly show the ownership interest percentage for each entity or group and the type of security conferring such ownership. Separately show voting and economic interests if these percentages are different for a given group or entity.

13. Please revise your "Prior to the Business Combination" organizational diagrams to more clearly show that DePalma II owns a percentage of Septuagint, as opposed to Septuagint owning a percentage of DePalma II. For example, move the Septuagint box below DePalma II.

Following the Business Combination, page 29

14. Please update the diagram to include the percentage of voting power that MAC's current public shareholders will have following the business combination, as well as the percentage of voting power for each of the other groups of shareholders.

Management Services Agreement, page 30

15. Consistent with your disclosure on page 151, please briefly disclose here the management services that the Manager will provide following the Business Combination, as well as the management fee with which it will be provided. Further disclose that the Manager may

also earn an incentive fee based on the financial performance of New MAC pursuant to a separate agreement to be entered into by New MAC and the Manager, and discuss when you anticipate the New MAC Board will seek approval for such separate agreement.

Risk Factors, page 51

16. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Also expand your disclosure on page 211 to describe the method of such notification.

Under the MRP+, a "loan enhancement administrator" is required to release funds from the Reserve Fund, page 55

17. We note that the body of this risk factor only discusses part of the heading. Please expand the risk factor to discuss the risk if the Reserve Fund is depleted without the City of New York making further appropriations to restore it, and how your operations and loan portfolio may be impacted.

Increases in fuel, food, labor, energy, and other costs due to inflation and other factors could adversely affect our operating results, page 56

18. We note your risk factor indicating that inflation could affect your operating results. Please update this risk factor if recent inflationary pressures have materially impacted your operations, and identify how your business has been affected.

.Decreases or increases in prevailing interest rates could adversely affect our business, our cost of capital and our net interest income, page 59

19. Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether increased borrowing costs have impacted your borrowers' ability to make timely payments.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 75

20. We note that your risk factor discusses the additional costs you could incur associated with resolving such action in other jurisdictions. Please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.

Resales of the shares of our securities could depress the market price of our securities, page 82

21. Please revise this risk factor to clarify, if true, that it is referring to the registration rights agreement.

<u>MAC's directors, executive officers, advisors or their affiliates may take actions, which may influence the vote on the Business Combination, page 85</u>

22.   We note the statement that at any time prior to the Special Meeting during which they are not aware of any non-material public information about MAC or its securities, MAC's directors, executive officers, advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. Please provide us your analysis as to how such potential purchases would comply with Rule 14e-5.

<u>The Background of the Business Combination, page 107</u>

23.   Please clarify whether any persons responsible for negotiating the agreements on behalf of MAC or DePalma are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

24.   We note your disclosure on page 13 that the Sponsor and the officers and directors of MAC have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after the IPO in connection with the completion of MAC's business combination. Please disclose the negotiation of any arrangements whereby any shareholder agreed to waive its redemption rights.

<u>Description of negotiation process with DePalma, page 109</u>

25.   We note your disclosure that the October 21, 2022 meeting was attended by representatives of EGS. Please clarify who is EGS.

26.   We note your disclosure that between November and January 2022, representatives of MAC engaged in multiple calls with DePalma and the various advisors to discuss a potential business combination between DePalma and MAC. Please clarify that the calls were between November 2022 and January 2023, and also identify the various advisors that were involved in the discussions.

27.   We note your disclosure here that in the two years prior to its engagement, neither MAC nor DePalma received services from Huron for which Huron received compensation. Consistent with your disclosure on page 125, please disclose that in the two years preceding the date of Huron's opinion, Huron was engaged to provide due diligence services to a portfolio company of MAM, and Huron received compensation for such services during such period. Please also disclose the amount of such prior compensation.

<u>Description of the Business Combination, page 144</u>

28.   Please revise to clearly describe each transaction that will occur during the

Reorganization.

Information About DePalma, page 158

29. Noting the impact of the value of taxi medallions on your financial results, please revise to provide information about the market to buy and sell taxi medallions. For example, describe the type and number of markets available (e.g. - public, over-the-counter, etc.), provide relevant information about medallion auctions, discuss the volatility in medallion prices including disclosing the high and low prices observed during each period presented and the price at each period end, etc.

30. We note disclosure here and throughout your filing about your dedicated taxi cab fleet of 142 taxicabs managed by Septuagint Solutions, LLC.   Please revise to clarify if these taxicabs are owned and controlled by DePalma and, if so, please tell us where they are recognized in the DePalma financial statements.

Owned Medallions - Fleet and Leasing, page 164

31. We note you refer to Septuagint as your operating subsidiary. Considering that you do not consolidate Septuagint, please revise to more clearly disclose your relationship with this entity, including the nature and terms of any agreements, the extent of your control over its governance or management, and the identity of the unaffiliated strategic partner that owns the remaining 50%.

Management and Servicing, page 166

32. We note your disclosure that you rely on your Manager for certain key services related to the operation of your business and that New MAC will enter into a management services agreement with the Manager to continue to provide services after the business combination. Please tell us if you have recognized any expenses in the DePalma financial statements for the cost incurred by the Manager on behalf of DePalma. If not, please tell us how you considered the guidance in ASC 220-10-S99-3. Lastly, please tell us how you considered whether the impact of the management services agreement will be included in your pro forma financial information.

DePalma's Executive Compensation, page 169

33. Please provide the executive compensation disclosures required by Item 18(a)(7) of Form S-4 and Item 402 of Regulation S-K. Note that Item 402(m)(1) provides that: "This Item requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (m)(2) of this Item, and directors covered by paragraph (r) of this Item, *by any person* for all services rendered in all capacities to the smaller reporting company and its subsidiaries, unless otherwise specifically excluded from disclosure in this Item. All such compensation shall be reported pursuant to this Item, even if also called for by another requirement, including transactions between the smaller reporting company and a

third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director."

Management's Discussion and Analysis of Financial Condition and Results of Operations of DePalma, page 170

34.   Please revise to disclose the key terms of the payment holiday for installment sales contracts implemented by DePalma II from February 2020 to April 2022. Specifically, explain how interest was treated on the loans during the payment holiday and the impact it had on your financial results and trends.

Changes in Interest Rates, page 172

35.   Please revise to discuss the ways you may seek to mitigate the impact of increased interest rates on your business and financial results.

Net realized and unrealized gains on investment transactions, page 174

36.   Please revise to provide additional information related to the amount of realized gains recognized each year. For example, discuss the number of transactions each year, the average gain per transaction each year and the underlying reasons for changes and trends. Please make similar revisions related to DePalma II, if material.

37.   Please revise to provide additional information related to the amount of unrealized gains recognized each year. For example, discuss the variability in the inputs that resulted in the change in fair value and the underlying factors that caused the change in the input (e.g. increase in interest rates, increase in fair value of medallions, etc.). Please make similar revisions related to DePalma II if material.

Executive Officer and Director Compensation, page 188

38.   We note your disclosure on page 189 that "After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination." Since this prospectus comprises the materials that will be furnished to your stockholders in connection with the proposes business combination, please update your disclosure accordingly.

Committees of the Board of Directors, page 189

39.   We note your disclosure on page 59 that you are exposed to data and cybersecurity risks as a result of your reliance on third-party service providers. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and

any effect this will have on the board's leadership structure.

Beneficial Ownership of Securities, page 208

40. Please provide the natural person(s) who have voting and dispositive control over the shares owned by The Farallon Funds.

DePalma Acquisition I LLC
Report of Independent Registered Public Accounting Firm, page F-24

41. Noting your disclosure on page 168 that your principal corporate office is located in Connecticut, please tell us why the auditor's report is issued from the Cayman Islands.

Note 1. Organization, page F-33

42. We note your disclosure that the consolidated Trusts were established to issue certificates and notes. Please address the following:
    • Tell us if the Trusts are variable interest entities (VIEs) and provide us financial information for the Trusts for each period presented.
    • Provide us an accounting analysis detailing how you considered whether to consolidate the Trusts. Specifically, tell us how you considered the guidance in ASC 946-810-45.
    • Tell us where the certificates and notes are presented in the Statements of Assets and Liabilities and revise your disclosure as appropriate.

Note 2. Significant Accounting Policies, page F-34

43. We note your disclosure here and similar disclosure in the financial statement notes for Depalma II that both entities follow the accounting and reporting guidance applicable to investment companies in ASC 946. Please address the following for both companies separately unless otherwise noted:
    • Please provide us with an accounting analysis detailing how you considered each specific criteria in paragraphs ASC 946-10-15-4 through 15-9 and the Implementation Guidance in ASC 946-10-55 in your assessment of investment company status.
    • Please tell us if your business purpose and substantive activities include realizing capital appreciation. If so, please explain your exit strategy to realize the capital appreciation of your investments. Refer to ASC 946-10-55-7.
    • We note the various activities performed by DePalma I and II, including:
        ◦ negotiating and overseeing the origination, structuring, restructuring and workout of taxi-medallion loans,
        ◦ the foreclosure and repossession of taxi medallions,
        ◦ the redeployment of the medallions over time into the NYC medallion lending market or leasing them to your dedicated taxi cab fleet, and
        ◦ its investment and related operating activities with Septuagent.
    Please tell us how you considered whether the performance of these diverse activities is

consistent with the requirement in ASC 946-10-15-6.a.2 that the only substantive activities of an investment company are investing of investor funds solely for returns from capital appreciation, investment income, or both. We also note disclosure that the Manager evaluates the <u>operating</u> performance of the DePalma Companies' which suggests that the companies may operating companies.

- Please tell us how you considered whether DePalma II holding installment sale contracts receivable (i.e. new car loans) and promissory notes receivable, which are not held at fair value, is consistent with the requirement in ASC 946-10-55-4 that an investment company should not have significant assets other than those relating to its investing activities. Additionally, please tell us if you believe holding taxi medallions is considered an investing activity.

- Please tell us how you considered whether activities performed by DePalma I and II, including foreclosure and obtaining control of taxi medallions and the redeployment of the medallions over time into the NYC medallion lending market or leasing to your dedicated taxi cab fleet, are consistent with the requirement in ASC 946-10-15-6.b that the entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Investment Transactions, page F-35

44. We note your disclosure that realized gains and losses from investment transactions are generally recorded on an average cost basis. Please tell us why you do not use the specific identification method considering that each loan has a specific Loan ID.

Valuation of Investments, page F-35

45. Please tell us how you considered whether MRP+ loans and Non-MRP+ loans are separate classes of assets for fair value disclosure purposes. If you believe they are a single class, please tell us how you considered the apparent significantly different risks and sources of cash flows of each type of loan noting your disclosure that substantially all non-MRP+ loans are in default and non-performing. Also, tell us if you used different valuation techniques for MRP+ and Non-MRP+ loans and how you considered this fact in your determination. Refer to ASC 820-10-50-2 for guidance.

46. We note your disclosure that for the taxi medallion loan portfolio, a valuation methodology consistent with the income approach (value indicated by the present value of current market expectations about future cash flows or earnings) in conjunction with the market approach (value is indicated by prices or other relevant information reflective of medallion market transactions) is utilized for estimating fair value. Please address the following:

- Please revise to provide more specificity regarding the valuation technique used related to the market approach.
- Please revise to provide more specificity regarding how the indications of fair value

observed by both valuation techniques are considered and how the point within the
range of fair value is selected as being most representative of the fair value in the
circumstances.
- Please revise to discuss how capitalization rate is calculated and used as an input in
the valuation technique to measure fair value of a loan.

Note 3. Fair Value Measurements, page F-36

47. Please revise the tables on page F-38 to also disclose the valuation technique related to
each unobservable input.

48. Please revise to separately disclose the amount of repayments and distributions in the
reconciliations on the top of page F-38.

49. Please revise to discuss what distributions of investments represent.

Note 4. Risk Management, page F-39

50. Please revise to separately disclose the carrying value of loan assignments and
participations at period end and clarify your accounting policies.

DePalma Acquisition II LLC
Consolidated Statements of Cash Flows, page F-47

51. Please tell us the authoritative guidance you considered to present cash flows related to
installment sale contracts receivable and promissory notes receivable as operating
activities.

Investment in Septuagint, page F-50

52. Please provide us your accounting analysis detailing how you considered whether you
were required to consolidate Septuagint. Please tell us how you considered your right to
exercise governance control in your determination and clarify for us the governance
control rights you have. Please refer to ASC 946-810 for guidance.

53. Please revise to disclose how you account for your 50% equity interest in Septuagint. If
you use the equity method, please tell us where your equity method income is presented in
your statements of operations and disclose the information required by ASC 323-10-50.
Please refer to ASC 946-323 for guidance.

54. Please tell us how you considered if Septuagint meets the definition of an affiliate and
related party. If so, please disclosure all the information required by ASC 850 and Rule 4-
08(k) of Regulation S-X.

Note 1. Organization, page F-50

55. We note your disclosure that DePalma II invested in numerous wholly owned limited
liability companies ("Mini-LLCs") and the Mini-LLCs have been consolidated. Please

address the following:
- Tell us if the Mini-LLC's are VIEs and provide us financial information for the Mini-LLCs for each period presented.
- Provide us an accounting analysis detailing how you considered whether to consolidate the Mini-LLCs. Specifically, tell us how you considered the guidance in ASC 946-810-45.

Note 2. Significant Accounting Policies, page F-51

56.   We note you recognized $5.1 million in installment sale contracts receivable at December 31, 2021. Please address the following:
- Please revise to disclose your accounting policies related to your installment sale contracts receivable.
- If you account for them in accordance with ASC 310, please tell us why you do not recognize an allowance for credit losses. Please disclose the information required by ASC 310-50 and ASC 320-50.
- Noting your disclosure that DePalma II implemented a payment holiday beginning February 2020 which lasted through April 30, 2022, please tell us how you considered whether the receivables were in the scope of ASC 310-40.
- Please tell us how you considered if the loans should be considered investments from an Investment Company perspective. If they are not considered investments and measured at fair value, please tell us why loans held by DePalma I are considered investments.

Note 3. Fair Value Measurements, page F-53

57.   Please revise the tables on page F-55 to also disclose the valuation technique related to each unobservable input.

58.   Please revise to disclose the low and high price of a taxi medallion as of December 31, 2020, or revise to clarify why you disclose "N/A". Also, please tell us why market medallion price was not an unobservable input in the measurement of taxi medallions as of December 31, 2021, or revise as appropriate. Please make similar revisions to the corresponding disclosure for DePalma I on page F-38.

Valuation of Investments, page F-53

59.   Please revise to discuss how capitalization rate is calculated and used as an input in the valuation technique to measure the fair value of a taxi medallion.

Note 7. Risk Management , page F-56

60.   We note your disclosure that DePalma II relies heavily on Field Point Servicing, LLC for most of the day-to-day servicing of the taxi medallion loans collateral. Please revise to clarify the relevance of this disclosure considering that DePalma II does not recognize any taxi medallion loans on the financial statements.

Note 9. Related Party Transactions, page F-57

61. We note your disclosure in Note 5 that Septuagint, as agent on behalf of the Mini-LLCs, enters into installment sales contracts with taxi drivers. We also note your disclosure here that Septuagint remits payments to DePalma II on the installment sale contracts and that there were no payments made by Septuagint for the installment sales contracts during the year ended December 31, 2021. Please tell us in detail and revise to clarify if no payments were made by Septuagint because no loan payments were made by taxi drivers or because Septuagint failed to remit the payments. Please clarify the impact of this on your financial statements.

62. Please provide us all the facts and circumstances related to the process to originate an installment sales contract focusing on Septuagint's role in the process. Specifically, detail the legal rights and obligations of Septuagint, who the legal creditor is with the taxi driver and who the legal counter-party is with DePalma II. Please discuss Septuagint's obligations related to collecting and remitting taxi driver loan payments.

You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown, Acting Legal Branch Chief, at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance